As filed with the Securities and Exchange Commission on June 28, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2012

Commission file number: 1-10899

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

3333 NEW HYDE PARK RD, SUITE 100

NEW HYDE PARK, NY 11042

KIMCO REALTY CORPORATION 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Kimco Realty Corporation 401(k) Plan

New Hyde Park, New York

We have audited the accompanying statements of net assets available for benefits of the Kimco Realty Corporation 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2012 are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Melville, New York

June 28, 2013

KIMCO REALTY CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	December 31, 2012	December 31, 2011

Assets:

Investments at Fair Value (see Note 4)	$55,991,181	$47,077,052

Notes Receivable:
Loans to participants	802,646	851,788

Receivables:
Participant	469	-
Employer	9,474	-

Assets reflecting investments at fair value	56,803,770	47,928,840

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(98,849)	6,865

Assets available for benefits	$56,704,921	$47,935,705

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years ended December 31, 2012 and 2011

	December 31, 2012	December 31, 2011

Additions:
Investment activities:
Net appreciation/(depreciation) in fair value of investments	$4,836,283	$(3,336,411)
Interest and dividends	1,757,203	1,630,100
Investment income/(loss)	6,593,486	(1,706,311)

Contributions:
Participant	3,905,897	3,683,299
Rollovers	209,400	411,449
Employer	2,094,244	1,909,020
Total contributions	6,209,541	6,003,768

Other income:
Participant loan interest	39,051	37,524

Transfers out	-	(1,899)

Total increase	12,842,078	4,333,082

Deductions:
Benefits paid to participants	(4,072,862)	(5,763,772)

Net increase/(decrease)	8,769,216	(1,430,690)

Assets available for benefits:
Beginning of period	47,935,705	49,366,395

End of period	$56,704,921	$47,935,705

The accompanying notes are an integral part of these financial statements.

KIMCO REALTY CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General – The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the “Company”) who have completed three months of service and are age eighteen or older. Employees may elect to participate in the Plan on the first day of the month after completion of their first three months of service. The Company will provide a matching contribution for participants who have completed one year of service, defined as 1,000 hours. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may contribute a combination of pre-tax and after-tax annual compensation, as defined in the Plan, up to the maximum combined allowable amount determined by the Internal Revenue Service each calendar year ($17,000 in 2012 and $16,500 in 2011). Those who were age 50 or older during 2012 may take advantage of a higher pre-tax contribution limit of $22,500 (the limit for 2011 was $22,000). Participants have the option to make changes to their percentage contribution election daily. The Company matches participants’ contributions annually up to 5% of base compensation subject to IRS limitations. All matching contributions by the Company are deposited in the traditional pre-tax account. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company’s board of directors annually. No discretionary contribution payments were made for the years ended December 31, 2012 and 2011. All Company contributions are invested based upon participant account elections.

Effective May 1, 2011, the Roth 401(k) feature was introduced to the Plan. This feature enables participants to defer some or all of their 401(k) contributions on an after-tax rather than pre-tax basis, allowing for tax-free (federal and most state) distributions on both participant contributions and related earnings at retirement. Generally, participation in the Roth 401(k) allows for tax free distributions if the Roth account has been in place for 5 years and the participant has attained age 59 ½.

Effective January 1, 2009, the Plan was amended to adopt a safe harbor status for its matching contributions. The employer will match the employee’s elective deferral contributions and catch-up contributions on a dollar-to-dollar basis up to 5% of the compensation contributed to the Plan on a per pay period basis. The amount of compensation taken into consideration for purposes of this match is restricted to the annual pay limit of $250,000 for 2012 and $245,000 for 2011, as designated by the IRS.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct their contribution to be invested in any of the thirty five mutual funds, a common collective trust fund or Kimco Realty Company Stock offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting – Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Notes Receivable – Participants may borrow from their fund accounts an amount aggregating the lesser of (1) $50,000 reduced by the highest outstanding loan balance in the previous 12 months or (2) 50% of the participant’s vested account balance. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The Plan allows for a participant to have two loans outstanding at one time. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on the Wall Street’s Journal prime rate published on the prior business day plus, 1% at time of issuance. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances. The interest rates for loans outstanding at December 31, 2012 and 2011, ranged from 4.25% to 8.75% and 4.25% to 9.25%, respectively.

KIMCO REALTY CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

Payment of benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

2.	SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates. Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds, common stock investments are stated at fair market value as determined by quoted market prices. The common collective trust’s fair value is determined through quoted market prices of the underlying assets and the contractual terms of the guaranteed investment contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stock, mutual funds and a common collective trust fund. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the financial statements.

Fair Value

As described in the Financial Accounting Standards Board’s (“FASB”) guidance for Net Assets Available for Benefits, investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan invests in investment contracts through its investment in the TRP Stable Value Fund, a common collective trust. The investment contract’s contract value is a relevant measurement attribute since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the guidance, the Plan adjusted the investment’s fair value to its contract value on the statements of net assets available for benefits as of December 31, 2012 and 2011. The common collective trust is not subject to restrictions regarding redemptions and there are no unfunded commitments to the fund. There are also no restrictions on the Net Asset Value (“NAV”) price or its equivalent. (See footnote 4 for additional disclosure).

KIMCO REALTY CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

Subsequent Events

The Company monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Company is aware of were evaluated through the filing date of this Form 11-K.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 is intended to improve comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The adoption of this update did not have a material impact on the Plan’s financial statements.

In December 2011, the FASB released ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires companies to provide new disclosures about offsetting and related arrangements for financial instruments and derivatives. The provisions of ASU 2011-11 are effective for reporting periods beginning on or after January 1, 2013, and are required to be applied retrospectively. The adoption of ASU 2011-11 is not expected to have a material impact on the Company’s financial statement disclosures.

3.	ASSETS HELD FOR INVESTMENT PURPOSES:

The Hartford served as trustee of the Plan for the year ended December 31, 2011 and the period from January 1, 2012 to September 30, 2012. Effective October 1, 2012, the Plan changed its trustee from The Hartford to T. Rowe Price Trust Company (“T. Rowe”). The fair value of the following investments represent 5% or more of the Plan’s assets available for benefits at December 31, 2012 and 2011:

	12/31/12	12/31/11

Kimco Realty Corporation Stock	$5,758,167	N/A
Kimco Realty Corporation Stock Fund	N/A	$4,400,636
Retirement 2020 Fund	$6,701,480	N/A
Retirement 2025 Fund	$7,335,382	N/A
Retirement 2030 Fund	$4,599,810	N/A
Retirement 2035 Fund	$5,117,060	N/A
Retirement 2040 Fund	$4,988,355	N/A
MFS Bond Fund - A	N/A	$3,242,215
MFS Fixed Fund Institutional	N/A	$4,284,004
Davis New York Venture Fund - A	N/A	$2,755,554
American Funds Growth Fund - A	N/A	$3,732,030
MFS Research International Fund	N/A	$2,906,441
Mutual Qualified Fund - A	N/A	$3,576,307
Janus Balanced -A	N/A	$3,713,174

KIMCO REALTY CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the applicable period) appreciated/(depreciated) in value as follows for the Plan years ended December 31, 2012 and 2011:

	12/31/12	12/31/11

Mutual Funds	$4,030,324	$(2,878,303)
Common Stock	805,959	(458,108)
	$4,836,283	$(3,336,411)

4.	FAIR VALUE MEASUREMENTS:

The Plan follows the FASB’s Fair Value Measurements and Disclosures guidance relating to financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

●	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

●

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

●	Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Plan’s financial instruments are measured under the fair value standard. The Plan currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

The tables below present the Plan’s investments measured at fair value on a recurring basis as of December 31, 2012 and 2011, aggregated by the level in the fair value hierarchy within which those measurements fall.

KIMCO REALTY CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

Investments Measured at Fair Value on a Recurring Basis at December 31, 2012:

	As of December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds:
Domestic Bond Funds	$3,990,870	$3,990,870	$-	$-
International Bond Funds	339,671	339,671
Domestic Stock	41,373,510	41,373,510	-	-
International Stock	2,130,767	2,130,767	-	-
Kimco Realty Company Stock	5,758,167	5,758,167	-	-

Common Collective Trust Fund	2,398,196	-	2,398,196	-
Total Assets	$55,991,181	$53,592,985	$2,398,196	$-

Investments Measured at Fair Value on a Recurring Basis at December 31, 2011:

	As of December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds:
Asset Allocation	$922,213	$922,213	$-	$-
Balanced Funds	3,713,174	3,713,174	-	-
Bond Funds	6,708,575	6,708,575	-	-
Domestic Stock	20,425,790	20,425,790	-	-
International Stock	6,622,660	6,622,660	-	-
Kimco Realty Company Stock Fund	4,400,636	4,400,636	-	-
Common Collective Trust Fund	4,284,004	-	4,284,004	-
Total Assets	$47,077,052	$42,793,048	$4,284,004	$-

The Plan’s valuation methodology used to measure the fair values of mutual funds, money market funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets and are classified within Level 1 of the valuation hierarchy. The Plan invests in a Common Collective Investment Trust which is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The Plan had no investments classified within the Level 3 of the valuation hierarchy as of December 31, 2012 and 2011.

5.	PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will remain 100% vested and be distributed in accordance with Plan provisions.

KIMCO REALTY CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

6.	TAX STATUS:

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan has received a favorable opinion letter, dated March 31, 2008, from the Internal Revenue Service which states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501(a). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. Management believes it is no longer subject to income tax examinations for the years prior to 2009.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS:

All administrative expenses and accounting fees of the Plan are paid by the Company. Certain Plan investments are held in Kimco Realty Corporation common stock (the Plan Sponsor) or shares of mutual funds offered by T. Rowe Price Trust Company (the Plan’s trustee). These investments, as well as participant loans, qualify as a permitted party-in-interest transactions as defined by ERISA.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

For the Plan year ended December 31, 2012, Form 5500 is prepared on a fair value basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012:

Net assets available for benefits per financial statements	$56,704,921
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	98,849
Net assets available for benefits per the Form 5500	$56,803,770

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Net increase in net assets available for benefits	$8,769,216
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	98,849
Net increase in net assets available for benefits per Form 5500	$8,868,065

KIMCO REALTY CORPORATION 401(k) PLAN

Supplemental Information

Schedule H, line 4i-Schedule of Assets (Held at December 31, 2012)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value	Current value

Natixis Funds	AEW Real Estate –Y (18,815 units)	$337,351
Alger	Alger Capital Apprec Inst-I (28,521 units)	636,027
American Century Investments	American Century Heritage Ins (21,362 units)	488,761
Columbia	Columbia Acorn Intl-Z (13,029 units)	532,112
Dreyfus	Dreyfus International Bond –A (19,725 units)	339,672
DWS Investments	DWS Equity 500 Index-S (5,383 units)	860,606
Gabelli	Gabelli Asset-AAA (10,873 units)	563,964
Hartford Mutual Funds	Hartford Equity Income-Y (53,855 units)	795,970
Henderson Global	Henderson Intl Opportunities-A (26,051 units)	558,281
Hotchkins and Wiley	Hotchkis & Wiley Val Opp-I (23,438 units)	502,752
Janus	Janus Balanced –I (36,665 units)	961,724
JPMorgan	JP Morgan Govt Bond Select (6,663 units)	77,425
*Kimco Realty Corporation	Kimco Realty Corp Stock (298,042 units)	5,758,167
Lord Abbett	Lord Abbett Income-I (383,387 units)	1,150,160
MFS	MFS Research International- R3 (57,200 units)	864,292
Neuberger Berman	Neuberger Berman Str Inc-TR (80,652 units)	924,268
*T. Rowe Price	New Horizons Fund (17,990 units)	596,730
OppenheimerFunds	Oppenheimer Develop Mkts-A (4,990 units)	176,082
Janus	Perkins Small Cap Value-A (17,088 units)	359,023
PIMCO	Pimco Real Return, ADMIN (88,054 units)	1,080,417
Prudential Investments	Prudential Jennison Equ Inc-Z (38,720 units)	541,303
*T. Rowe Price	Retirement 2005 Fund (135 units)	1,642
*T. Rowe Price	Retirement 2010 Fund (25,183 units)	414,760
*T. Rowe Price	Retirement 2015 Fund (157,210 units)	2,024,867
*T. Rowe Price	Retirement 2020 Fund (374,803 units)	6,701,480
*T. Rowe Price	Retirement 2025 Fund (559,099 units)	7,335,382
*T. Rowe Price	Retirement 2030 Fund (243,119 units)	4,599,810
*T. Rowe Price	Retirement 2035 Fund (382,441 units)	5,117,060
*T. Rowe Price	Retirement 2040 Fund (261,307 units)	4,988,355
*T. Rowe Price	Retirement 2045 Fund (160,104 units)	2,034,922
*T. Rowe Price	Retirement 2050 Fund (35,897 units)	382,661
*T. Rowe Price	Retirement 2055 Fund (1,744 units)	18,380
*T. Rowe Price	Retirement Income Fund (13,895 units)	193,829
*T. Rowe Price	Summit Cash Reserves Fund (465 units)	465
Franklin Templeton Investment Funds	Templeton Global Bond, ADVISOR (56,867 units)	758,600
*T. Rowe Price	TRP Stable Value Fund Sch E (2,299,347 units) (1)	2,299,347
Wells Fargo Advantage	Wellsfargo Adv Pre LG CO GRO-I (84,317 units)	915,685
*Participant Loans	Participant loans (at rates ranging from 4.25% to 8.75% and terms of maturity ranging from 1 to 10 years at time of issuance)	802,646

		$56,694,978

See accompanying independent auditor’s report

*Denotes a party-in-interest as defined by ERISA

 (1) At contract value

KIMCO REALTY CORPORATION 401(k) PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 28th day of June, 2013.

Kimco Realty Corporation 401(k) Plan, as administrator

By: /s/ Glenn G. Cohen

Glenn G. Cohen

Its: Chief Financial Officer